Exhibit 99.5

Second Quarter 2009 Results Hydrogenics Corporation Hydrogen Energy Storage and Power Systems

Safe Harbor Statement Certain statements contained in the Business Update and order backlog sections constitute forward-looking statements and are statements concerning our objectives and strategies and management’s beliefs, plans, and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to successfully execute our business plan, which includes: an increase in revenue and obtaining additional capital; including completion of the transaction with the trustees of Algonquin Power Income Fund: our liquidity; our operating results; our revenue growth; our industry; and our technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective. Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics' Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600. 2

3 Business Update Financial Update

4 Recent Highlights Second quarter challenging, with revenues and gross margin impacted by timing of orders and product mix Company expects improvement in coming quarters Progress being made with regard to raising approximately C$10.8 million, before transaction costs, in non-dilutive funding through transaction with the trustees of Algonquin Power Income Fund High bidding activity across Hydrogenics business units General Motors relationship continues to be strong

5 OnSite Generation Pending awards indicative of pent up demand Serve a variety of industrial customers requiring high quality hydrogen supply Expect to announce additional orders in near future Brazil UNDP ribbon cutting in July for fuel-cell bus program, to use Hydrogenics fueling stations Increasing demand for renewable energy applications worldwide Hydrogen for energy storage and management gathering momentum in global policies Hydrogenics’ Ramea Island, Newfoundland application expected to go live in Q4 Work continues with GITG for Masdar City opportunities

 6 Power Systems Fuel cell bus market expanding Recent wins in North America APC Litigation pending, although discussions continue Renewable energy applications picking up Recent fuel cell orders in Greenland and France for backup power and grid-independent applications India continues to hold promise CommScope actively bidding on opportunities

7 Business Update Financial Update

Notes Revenues were $5.5 million for the three months ended June 30, 2009. Excluding Test Systems, revenues decreased 36% from the comparable period in 2008 primarily reflecting variations in timing of delivery of products in our OnSite Generation and Power Systems business units as well as lower order intake. Revenues Three months ended June 30, 2009 $M Revenues by Business Unit 8.8 5.5 36% 8 $M Revenues 0 1 2 3 4 5 6 7 8 9 2008 2009 Test Systems Power Systems OnSite Generation 10 8 6 4 2 0 6.6 3.8 2.1 1.7 0.1 0.0 2008 2009 OnSite Geenration Power Systems Test Systems

9 Revenues Revenues Six months ended June 30, 2009 $M $M 35% Revenues by Business Unit 19.5 11.1 Notes Revenues were $11.1 million for the six months ended June 30, 2009. Excluding Test Systems, revenues decreased 35% from the comparable period in 2008 resulting from variations in timing of delivery of products combined with lower order intake. Revenues 0 5 10 15 20 2008 2009 Test Systems Power Systems OnSite Generation 15 10 5 0 13.9 7.6 3.1 3.5 2.5 0.0 2008 2009 OnSite Generation Power System Test Systems

Three months ended June 30, 2009 Gross Profit by Business Unit 22.4 15.5 6.9 Percentage Points Gross Profit Notes Gross Profit was 15.5% for the three months ended June 30, 2009, a decrease of 6.9 percentage points from the comparable period in 2008 reflecting a higher proportion of sales from our Power Systems business unit combined with lower overhead absorpion as a result of lower revenues. % % 10 Gross Profit 25 20 15 10 5 0 2008 2009 Text Systems Power Systems OnSite Generation 30 25 20 15 10 5 0 28.0 17.0 4.4 11.0 80.0 0.0 2008 2009 Onsite Generation Power Systems Test Systems

11 Gross Profit by Business Unit Gross Profit Notes Gross Profit was 22.5% for the six months ended June 30, 2009, an increase of 2.8 percentage points from the comparable period in 2008. Six months ended June 30, 2009 Gross Profit % 20 15 10 5 0 19.7 22.5 2.8 Percentage Points 2008 2009 Test Systems Power Systems OnSite Generation 25 20 15 10 5 0 22.3 25.4 6.9 11.7 30.0 2008 2009 OnSite Generation Power Systems Test Systmes

Three months ended June 30, 2009 9% 6.2 6.9 Notes Cash Operating Costs for the three months ended June 30, 2009 include: $1.2 million transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; $0.2 million of costs assosciated with deferred compensation arrangements indexed to our share price; as well as $0.2 million of costs attributable to our Test Systems business. Cash Operating Costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations. 12 Cash Operating Costs $M 0 2 4 6 8 10 2008 2009 5.2 4.5 1.7 1.7 R&D SG&A

13 Six months ended June 30, 2009 $M 7% 11.5 12.4 Notes Cash Operating Costs for the six months ended June 30, 2009 include: $1.2 million transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; $0.6 million of costs related to business streamlining iniatives; $0.3 million of costs assosciated with deferred compensation arrangements indexed to our share price; as well as $0.2 million of costs attributable to our Test Systems business. Refer to slide 12 for a definition of our Cash Operating Costs. Cash Operating Costs 0 5 10 15 20 2008 2009 9.0 8.1 3.4 3.4 R&D SG&A

Three months ended June 30, 2009 $M 6.0 4.3 39% 14 Net Loss 0 2 4 6 2008 2009 3.8 5.7 0.5 0.3 Non-cash Loss Cash Loss

15 $M 10.0 8.6 Six months ended June 30, 2009 16% Net Loss 0 5 10 2008 2009 7.2 9.3 1.4 0.7 Non-cash Loss Cash Loss

Q1/09 Backlog Orders Received Orders Delivered Q2/09 Backlog OnSite Generation $ 11.7 $ 2.4 $ 3.8 $ 10.3 Power Systems 6.0 0.7 1.7 5.0 Total $ 17.7 $ 3.1 $ 5.5 $ 15.3 As at June 30, 2009 Notes In addition to the $11.1 million of revenue recognized in the six months ended June 30, 2009, we currently expect to deliver and recognize as revenue, the substantial majority of our OnSite Generation backlog and one-third of our Power Systems backlog. 16 Order Backlog ($M)

 Cash and cash equivalents, short-term investments and restricted cash $ 11.9 $ 22.7 (10.8) (47.6) Accounts and grants receivable 3.8 4.5 (0.7) (15.5) Inventories 9.5 10.1 (0.6) (6.0) Accounts payable and accrued liabilities 15.9 17.3 (1.4) (8.1) Dec. 31 2008 $ % ($M) Change Jun. 30 2009 17 Balance Sheet Highlights

Three months ended June 30 Change 2009 2008 $ % Revenues 5.5 8.8 (3.3) (37.5) Gross Profit 0.9 2.0 (1.1) (55.0) % of Revenues 15.5 22.4 Operating Expenses Selling, general and administrative 4.7 5.3 (0.6) (11.3) Research and product development 1.7 1.7 - - EBITDA (5.5) (5.0) (0.5) (10.0) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss. 18 Q2 Results (in $ millions)

Six months ended June 30 Change 2009 2008 $ % Revenues 11.1 19.5 (8.4) (43.1) Gross Profit 2.5 3.8 (1.3) (34.2) % of Revenues 22.5 19.7 Operating Expenses Selling, general and administrative 8.4 9.4 (1.0) (10.6) Research and product development 3.4 3.4 - - EBITDA (9.3) (9.0) (0.3) (3.3) Notes EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss. 19 YTD Results (in $ millions)

Three months ended June 30, 2009 Six months ended June 30, 2009 Cash Operating Costs $ 6.2 $ 11.5 Less: Gross profit (0.9) (2.5) Add: Stock-based compensation 0.1 0.2 Add: Amortization of property, plant and equipment 0.2 0.5 Loss from Operations $ 5.6 $ 9.7 Cash Operating Costs ($M) 20 Reconciliation of Non-GAAP Measures

Three months ended June 30, 2009 Six months ended June 30, 2009 EBITDA loss $ 5.5 $ 9.3 Add: Amortization of property, plant and equipment 0.2 0.5 Less: Other (income) expense 0.3 0.2 Net Loss $ 6.0 $ 10.0 EBITDA ($M) 21 Reconciliation of Non-GAAP Measures

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